UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 19 December 2014

NOVOGEN RAISES AN ADDITIONAL A$1.75M IN PRIVATE PLACEMENT TO US INSTITUTIONS FOR AGGREGATE PRIVATE PLACEMENT OF A$5.85M

19 December 2014, Sydney, Australia: Novogen Limited (ASX:NRT; NASDAQ:NVGN): Australian/US biotechnology company, Novogen Limited, today announced that it has entered into definitive agreements today to issue securities to existing institutional investors in the Unites States in a private placement with gross proceeds of approximately A$1.75 million. This private placement follows a private placement for gross proceeds of A$4.1 million that was previously announced on December 17, 2014. Aggregate gross proceeds from the two private placements are A$5.85 million. The closing of each private placement is expected to occur on or about 22 December 2014 and is subject to the satisfaction of customary closing conditions.

Under the terms of the private placements, the Company will sell an aggregate of approximately 46.9 million ordinary shares at a price of A$0.125. The Company also agreed to grant to the investors, options to purchase up to an aggregate of approximately 46.9 million ordinary shares at an exercise price of A$0.15 per share. The options are exercisable for a term of five years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions. The securities offered and sold in the private placements have not been registered under the Securities Act of 1933, as amended, or any United States state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act and applicable state securities laws. The Company has agreed to cause the registration for resale in the United States of ADRs containing the ordinary shares and the ordinary shares underlying the options purchased by the United States investors.

H.C. Wainwright & Co. is the exclusive placement agent for the offerings.

Dr Graham Kelly, Novogen Group CEO, said, “This transaction concludes the round of capital-raising that commenced about 6 weeks ago. The total amount raised in this round is about A$7.75M. We had identified this amount as being the required funding to bring at least one of our drug candidates into first-in-man studies; all with the objective of generating the clinical data that hopefully would confirm the clinical and commercial value of our super-benzopyran drug technology platform.”

“Until our headroom for capital raising is replenished, any future capital-raisings now will require the approval of shareholders. To this end, we are investigating the regulatory issues for a dual-listed company including current shareholders as the primary source of that funding.”

This market release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

About Novogen Limited

Novogen is a public, Australian drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been designed to kill the full heterogeneity of cells within a tumor, including the cancer stem cells. The molecular target is a trans-membrane electron-transfer pump mechanism oncogene that is common to all cancer cells. Cells die by respiratory distress and mitochondrial disintegration.

The ATM compounds target the micro-filament component of the cancer cell’s cytoskeleton and have been designed to combine with anti-microtubular drugs (taxanes, vinca alakaloids) to produce comprehensive and fatal destruction of the cancer cell cytoskeleton.

The Company pipeline comprises three SBP drug candidates (TRXE-002, TRXE-009, TRXE-0025) and one ATM drug candidate (‘Anisina’).

Further information is available on our websites www.novogen.com

For more information please contact:

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Operations Manager Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111